EXHIBIT 14

March 2004

Oppenheimer Holdings Inc.

Oppenheimer & Co. Inc.

Code of Conduct and Business Ethics for Directors, Officers and Employees

1. Introduction

This Code of Conduct and Business Ethics (the "Code") applies to all directors, officers and employees of Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and all other subsidiaries of Oppenheimer Holdings Inc. (collectively "Oppenheimer"). Some subsidiaries, departments and specialized areas have specific codes of conduct or ethics or the like in place that cover conduct or regulatory issues that only apply to that area or field. If you work for one of these subsidiaries or specialized areas such specific codes of conduct of ethics apply to you in addition to the Code.

2. Purpose of the Code

The purpose of the Code is to promote and foster the honest and ethical conduct of the directors, officers and employees of Oppenheimer.

Our Basic Principles are:

adhere to the law wherever Oppenheimer does business;

avoid putting yourself or Oppenheimer in a conflict of interest;

conduct yourself honestly and with integrity;

keep Oppenheimer transactions, communications and information, accurate, confidential and secure, and Oppenheimer assets safe; and

treat everyone fairly and equitably – whether customers, suppliers, employees or others who deal with Oppenheimer.

3. Compliance with Law

You must know, respect and comply with all laws, rules, and regulations applicable to the conduct of Oppenheimer's businesses in the areas in which you work. Oppenheimer actively promotes compliance with the laws, rules, and regulations that govern Oppenheimer's business. Obeying both the letter and spirit of the law is one of the foundations of Oppenheimer’s ethical standards. You must follow and obey the laws of all the states and countries where we operate. While you are not expected to be an expert on every detail of all the laws that govern our business in every jurisdiction, you are expected to understand the laws and regulations applicable to your duties at Oppenheimer and to understand the regulatory environment within which the firm operates well enough to know when to seek advice from your Manager, a Senior Officer or from the Senior Vice President and Corporate Counsel.

A. Brokerage Accounts

In accordance with industry regulations, Oppenheimer employees and officers and their immediate families must maintain their brokerage accounts at Oppenheimer. Exceptions to this policy are rarely granted and must be approved by your Manager, the Director of Compliance or the Senior Vice President and Corporate Counsel.

B. Insider Trading

Securities laws and Oppenheimer policy prohibit you from acting upon material non-public information to benefit yourself or others. Information is "material" if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or it could reasonably be expected to affect the price of an issuer's securities. At times, our policies may limit the ability of some employees to enter into transactions. Anyone with ongoing possession of non-public information may be unable to trade personally in the securities of the companies about which he or she has information. Those having access to confidential or non-public information must not use or share that information except in connection with the legitimate conduct of Oppenheimer business. Oppenheimer strives to prevent the misuse of material non-public information by, among other things, limiting access to confidential information and limiting and monitoring communications between various Oppenheimer departments including, without limitation, the investment banking, asset management, sales, research, and trading departments. In addition to civil and criminal proceedings and penalties, misuse of confidential information or engaging in insider trading will result in disciplinary action, up to and including termination.

C. Money Laundering and Antiterrorism Laws

Oppenheimer complies with federal, state,. and international laws prohibiting money laundering and with the safeguards against terrorist activity contained in the USA Patriot Act. Under no circumstances should you participate in any money laundering activity. In addition to severe criminal penalties, money laundering by Oppenheimer employees and violations of the USA Patriot Act will result in disciplinary action, up to and including termination. Any suspicious deposits, or any other client activity that raises questions about the source of the client's funds, should be reported immediately to your Manager, the firm’s Anti-Money Laundering Officer (currently Mr. James Gianni at (212) 668-5024, or the Office of the General Counsel.

D. Proper Record-Keeping and Disclosure Requirements

Oppenheimer requires honest and accurate accounting and recording of financial and other information in order to make responsible business decisions and provide an accurate account of Oppenheimer's performance to stakeholders and regulators. It is a violation of law and Oppenheimer policy for any employee to attempt to improperly influence or mislead any person engaged in auditing or reviewing our financial accounts and statements. Oppenheimer is committed to full compliance with all requirements applicable to its regulatory and public disclosures. Oppenheimer requires that its financial and other reporting fairly present the financial condition, results of operations, and cash flow of Oppenheimer and that it comply in all respects with applicable law, governmental rules, and regulations, including generally accepted accounting principles (GAAP) in the United States and Canada and applicable rules of the U.S. Securities and Exchange Commission, the New York Stock Exchange, Canadian securities regulators, the Toronto Stock Exchange and other securities regulators. Oppenheimer has implemented disclosure controls and procedures to ensure that its public disclosures are timely, compliant, and otherwise full, fair, accurate, and understandable. All employees and officers responsible for the preparation of Oppenheimer's public disclosures, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are complete, accurate, and in compliance with Oppenheimer's disclosure controls and procedures.

E. Document Retention and Destruction

Without exception, all officers and employees must fully comply with Oppenheimer's document retention and destruction policy. It is a criminal offense to destroy documents that are subject to a subpoena or other legal process. Once a legal proceeding has begun, or even when one is threatened or reasonably likely, federal and state obstruction-of-justice statutes require Oppenheimer to preserve documents relevant to the issues in that proceeding even before specific documents are requested. Any Oppenheimer employee who fails to comply with this policy, as well as industry regulations and state and federal laws, is subject to termination and may also face criminal or civil prosecution, with possible fines and prison terms.

F. Cooperation with Investigations and Law Enforcement

It is Oppenheimer's policy to cooperate with government investigators and law enforcement officials. Every Oppenheimer employee must also cooperate with investigations by non-governmental regulators with oversight of our business, such as securities exchanges, as well as with internal Oppenheimer investigations. All inquiries or requests or demands for information from external investigators must be immediately referred to the Office of the General Counsel. The Office of the General Counsel must coordinate all responses to external investigators' questions. Failure to cooperate with legitimate investigations will result in disciplinary action, up to and including termination.

G. Privacy

All Oppenheimer personnel must comply with all applicable privacy laws in their handling of client matters and client and Oppenheimer records. Any questions about the applicability of privacy laws should be referred to the Office of the General Counsel.

4. Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appear to interfere, in any way, with the interests of Oppenheimer. Conflicts of interest can arise when you take action or have interests that may make it difficult for you to perform your duties to Oppenheimer effectively. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position with Oppenheimer. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between Oppenheimer and any other organization in which you or any member of your family have an interest.

Engaging in any conduct that represents a conflict of interest is prohibited. If you have any doubt whether or not conduct would be considered a conflict of interest, please consult your Manager, a Senior Officer or the Senior Vice President and Corporate Counsel. You must also disclose any material transaction or relationship that could reasonably be expected to give rise to such a conflict to the Senior Vice President and Corporate Counsel. If a conflict of interest cannot be avoided, it must be managed in an ethical, responsible manner, so as not to create the perception of impropriety.

As a Director, Senior Executive, or Financial Officer or employee of Oppenheimer, it is imperative that you avoid any investment, interest or association that interferes, might interfere, or might be perceived to interfere, with your independent exercise of judgment in Oppenheimer's best interest.

A. Ownership of Securities and Outside Business Activities

As a Senior Executive or employee of Oppenheimer, you must report all outside business activities, including ownership of privately held stock and limited partnership interests, to your Manager and to the appropriate Oppenheimer Compliance Officer so that a review for potential conflicts of interest can be conducted. Outside business activities and interests include serving as a partner or a stockholder in another business, as an officer in a family-owned corporation, or as an outside director of another company. The appropriateness of you engaging in these and other types of outside business activities, interest, or investment opportunities depends on many factors, including the nature and extent of the outside interest, the potential for conflicts of interest, the relationship between Oppenheimer and the outside entities, and the duties involved. You must receive prior written approval for any outside business activity and private investment from the Director of Compliance. You have an obligation to keep Oppenheimer apprised of these activities and provide updated information about the outside interests. Service by you as a director, officer, or employee of any other corporation or business must be authorized in writing by the Director of Compliance. Unless approved in writing by the Director of Compliance or the Senior Vice President and Corporate Counsel, you may not serve as a director of a publicly traded company.

Directors of Oppenheimer should inform the Chairman and Chief Executive Officer of Oppenheimer Holdings Inc. prior to accepting appointments to the boards of directors or advisory boards of any public or privately held company. The disclosure requirements and other possible conflict-of-interest issues involved must be analyzed and discussed.

B. Public Office

You are required to notify and receive the approval of the Director of Compliance or the Senior Vice President and Corporate Counsel before committing to a candidacy for elective office or a formal position on a company committee and before accepting an appointment to a public or civic office. Oppenheimer must take steps to ensure that conflicts of interest are not raised by such campaign or public service. In general, you may run for and serve in local, elective, or appointed civic offices, provided the activity, including campaigning:

occurs outside work hours;

involves no use of Oppenheimer's name, facilities, client lists, other corporate assets, or corporate funding;

is confined solely to you in your capacity as a private citizen and not as a representative of Oppenheimer; and

does not present an actual or perceived conflict of interest for Oppenheimer, as determined in the sole judgment of Oppenheimer.

5. Corporate Opportunities

You may not advance your personal interests at the expense of Oppenheimer. You owe a duty to Oppenheimer to advance Oppenheimer's legitimate interests to the best of your abilities whenever the opportunity arises. You must not take for yourself personally opportunities you discover through your employment with Oppenheimer or the use of Oppenheimer property, information, or position, which is in violation of Oppenheimer's policies. In addition, Oppenheimer property, information, or position must not be used for personal gain. You may not compete with Oppenheimer while employed by Oppenheimer.

6. Confidentiality Obligations

A. Non-Public Information

You must maintain the confidentiality of information entrusted to you by Oppenheimer and provided by our clients, suppliers and service providers. In the conduct of its business, Oppenheimer receives a great deal of non-public information. Much of this information may be sensitive, with the potential to affect market conditions, negotiations, strategic positioning, and relationships with clients, competitors, suppliers or service providers. You must exercise care not to misuse non-public information obtained during your employment, including client lists, information about Oppenheimer personnel and clients, and business plans and ideas. The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Office of the General Counsel will help determine what disclosure is required and how it is to be made.

B. Media, Publishing, and Public Appearances

You may not provide non-public corporate information to persons outside Oppenheimer, including the media. Any inquiries or questions relative to the media should be referred to the Chief Executive Officer or the President of Oppenheimer Holdings Inc.

C. Client Information Privacy

Oppenheimer protects the confidentiality and security of client information [Oppenheimer's Privacy Policy for client information provides that:

Oppenheimer does not sell or rent clients' personal information;

you may not discuss the business affairs of any client with any other person, except on a strict need-to-know basis;

Oppenheimer does not release client information to third parties, except upon a client's authorization or when permitted or required by law; and

third-party service providers and suppliers with access to client information are required to keep client information confidential and use it only to provide services to or for Oppenheimer.

7. Fair Dealing

You must deal fairly with Oppenheimer's clients, suppliers, service providers, competitors, and employees. Competitive advantage must result from superior performance, not unethical or illegal business dealings. While Oppenheimer seeks to outperform our competitors, it must be done honestly and fairly.

A. Unethical Behavior, Relationships with Competitors

You may not take unfair advantage of anyone through unethical or illegal measures, such as manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practices. It is improper, and may be illegal, to hire competitors' employees for the purpose of obtaining clients or trade secrets or other proprietary information. It is also against Oppenheimer's policy to seek increased revenues by disparaging our competitors. Our goal is to increase business by offering superior and innovative financial products and services. Oppenheimer advertising must be truthful, not deceptive, and in compliance with applicable laws, regulations, and corporate policies. All advertising and marketing materials must be approved using the established approval procedures. You must guard against unfair competitive practices and exercise extreme caution to avoid conduct that might violate antitrust laws or other rules prohibiting anti-competitive activities. Violations may result in criminal or civil proceedings and penalties. If a competitor or third-party proposes to discuss unfair collusion, price-fixing, or other anti-competitive activities, your responsibility is to object, terminate the conversation, or leave the meeting and report the incident promptly to your manager, a Senior Officer or the Senior Vice President and Corporate Counsel. You must avoid any discussion with competitors of proprietary or confidential information, business plans, or topics such as pricing or sales policies – the discussion of which could be viewed as an attempt to make joint rather than independent business decisions.

B. Gifts, Gratuities, Political Contributions, and Other Payments Related to Oppenheimer Business

You, your associates or members of your family may not, directly or indirectly, accept or receive bonuses, fees, gifts, frequent or excessive entertainment, or any similar form of consideration that is of more than nominal value from any person or entity with which Oppenheimer does, or seeks to do, business. It also is generally against corporate policy to give gifts or gratuities, other than within accepted guidelines, without receiving specific approval by the Director of Compliance or the Senior Vice President and Corporate Counsel. You may not give gifts of any value to government officials without specific approval by the Director of Compliance or the Senior Vice President and Corporate Counsel. Oppenheimer policy forbids bribes, payoffs, contributions, or payments of any kind by any Oppenheimer employee, officer or director to any person, government official, or entity for the purpose of improperly obtaining or retaining business or influencing consideration of any business activity. This policy covers all types of payments that may or may not be considered legal under the circumstances. Special rules may apply to payments or gifts (including entertainment) to officers, directors, employees, or other affiliates of government owned or controlled entities and certain highly regulated entities (such as banks or insurance companies), as well as entities located in certain jurisdictions.

8. Respect for the Individual

A. Conduct Business Activities in an Atmosphere of Good Faith and Respect

It is Oppenheimer's policy, to treat each individual with dignity, consideration, and respect. All Oppenheimer employees should be honest and fair with others, share the credit when credit is due, avoid public criticism of one another, and encourage an atmosphere in which openness, cooperation, and consultation are the norms. Internal relationships with fellow employees should be based on the same high standards of integrity and ethical responsibility that are observed with Oppenheimer clients, shareholders, and the public.

Oppenheimer is committed to promoting diversity within its workforce; achieving it is an important competitive advantage in the global marketplace. Oppenheimer has a strict policy of equal opportunity in hiring, developing, promoting, and compensating employees. We seek to attract, retain, and reward employees who perform their work to the highest standards, basing promotions on qualification and merit. Discrimination is not tolerated on the grounds of race, national origin, religion, gender, age, disability, sexual orientation, or veteran status. Just as we do not tolerate illegal discrimination in any form, we also do not tolerate illegal sexual or any other form of harassment at any level of Oppenheimer. Employees who experience or observe work-related discrimination, harassment, or similar problems have an obligation to report it to their Manager, the Director of Human Resources, or the Senior Vice President and Corporate Counsel.

Indebtedness between employees is best avoided and must not reach a level that may compromise the objectivity essential in manager employee relationships or in the discharge of job-related responsibilities. Any indebtedness between employees and their direct or indirect supervisors (regardless of which one is borrower or lender) must be limited to nominal amounts.

9. Protecting Oppenheimer Information, Assets, and Property

A. Business Use

You must protect Oppenheimer's assets and ensure their efficient use. You may only use Oppenheimer property for legitimate business purposes. Any suspected fraud or theft of Oppenheimer property must be reported for investigation immediately. Oppenheimer's assets include our capital, facilities, equipment, proprietary information, technology, business plans, ideas for new products and services, trade secrets, inventions, copyrightable materials, and client lists. Information owned by Oppenheimer must be treated with the same care as any other asset, and every Oppenheimer employee has a role in protecting its confidentiality and integrity.

B. Proprietary Information and Intellectual Property

Your obligation to protect Oppenheimer's assets applies to our proprietary information. Proprietary information includes business, marketing, and service plans; unpublished financial data and reports; databases; customer information; and salary and bonus information, as well as intellectual property such as trade secrets, patents, trademarks, and copyrights. Unauthorized use or distribution of this material is a violation of Oppenheimer's policy, and it may also be illegal and result in civil and criminal proceedings and penalties. Intellectual property refers to a company's intangible assets, such as the company's business methods, inventions, trademarks, and publications. All inventions and copyrightable material conceived by an employee within the scope of his or her employment are the exclusive property of Oppenheimer, and as a condition of continued employment, the employee must do whatever is necessary to transfer to Oppenheimer the technical ownership of such inventions or materials. It is the responsibility of every employee to protect Oppenheimer's intellectual property. In addition, Oppenheimer also respects the intellectual property of other parities. The unauthorized use of another party's patented, trademarked, or copyrighted (electronic, audio, video, text) materials is strictly prohibited, regardless of their source. In addition, Oppenheimer does not permit the use of software or other devices whose primary purpose is the circumvention or violation of another's intellectual property rights. Please contact the Senior Vice President and Corporate Counsel with questions about the proposed use of another party's intellectual property and for appropriate contracts.

C. Compliance with Internal Controls

Oppenheimer maintains and enforces a strong, effective system of internal controls to safeguard and preserve its information and assets, its clients, and its shareholders. These controls are designed to ensure that business transactions are properly authorized and carried out, and that all reporting is truthful and accurate. These administrative and accounting control systems are the responsibility of each group in the Oppenheimer organization. All business transactions require authorization at an appropriate management level. Any employee who is responsible for the acquisition or disposition of assets for Oppenheimer, or who is authorized to incur liabilities on Oppenheimer's behalf, must act prudently in exercising this authority and must be careful not to exceed his or her authority. Equally important, every employee must help ensure that all business transactions are executed as authorized. Transactions must be properly reflected on Oppenheimer's books and records. Every employee is involved, if not in the authorization or execution of business transactions, in some level of reporting. This may include reporting travel and entertainment expenses or recording work hours on a timecard. It is important that all reporting be done honestly and accurately and that employees cooperate fully with both internal and independent audits.

10. OPPENHEIMER WRITTEN AND ELECTRONIC COMMUNICATIONS

You must use Oppenheimer's information and communication systems properly and judiciously. Oppenheimer has strict policies on use of the Internet and on written and electronic communications which you must comply with.

A. Access to the Internet

Oppenheimer has strict policies on Internet access. Only authorized connections are permitted, and access to the Internet must be accomplished via an approved security gateway. Furthermore, you are not permitted to link to the Internet from Oppenheimer offices via modem dial-up services or other external service providers without the express approval of the Director of Compliance. Additionally, you should exercise good judgment when using the Internet during business hours for personal and non-business purposes. You may not do any of the following:

transmit, copy, or download any material, including sexually explicit images or messages and materials containing racial, ethnic, or other slurs, that may defame, embarrass, threaten, offend, or harm an Oppenheimer employee or client or the general public;

transmit or post non-public corporate information about Oppenheimer or any company to any organization or individual not authorized to receive or possess it;

attempt to gain access to any computer, database, or network without authorization or wilfully propagate computer viruses or other disruptive or destructive programs;

distribute unsolicited e-mail messages, advertisements, or postings to multiple newsgroups, individuals, or organizations (e.g., "spamming"); and

use electronic means for the purpose of gambling or to send or forward chain letters.

You may not establish e-mail addresses or domain names that attempt to trade on, or are derived from, the Oppenheimer name or any corporate, brand names or domain names used within the Oppenheimer Group; if such use is identified, immediate relinquishment will be requested. You should not register domain names on behalf of Oppenheimer and may not establish Internet websites related to Oppenheimer business without approval from your Manager and the Director of Compliance and Director of Information Technology. You are reminded to be sure that your system passwords are secure. Inappropriate conduct in respect of the usage of Oppenheimer's communications systems will lead to disciplinary action, including revocation of privileges, immediate termination, and referral to regulatory authorities.

B. Written and E-Mail Communications

Electronic communications should be treated with the same care as any other business communication. Any communication relating to Oppenheimer business must be of an appropriate nature, must not violate the legal rights of Oppenheimer, any Oppenheimer employee, or third party, and must be transmitted, stored, and accessed in the manner that safeguards confidentiality and complies with applicable law. All written communications, including those electronically delivered, should be clear, concise, and professional in tone and content. Communications for personal, non-business purposes should be kept to a minimum.

C. Communications Monitoring

All electronic communications relating to Oppenheimer business must be made through the Oppenheimer network unless the Director of Compliance and Director of Information Technology has expressly authorized another means. Electronic communications, including connections to Internet and Intranet websites using Oppenheimer computing or network resources, as the property of Oppenheimer and are subject to monitoring and surveillance. Communications by certain Oppenheimer personnel are subject to detailed supervisory requirements.

11. Report Problems or Irregularities

If you believe that you may have breached the Code or a supplemental code or guideline that applies to you, or have observed:

a breach of the Code or a supplemental code or guideline by another Oppenheimer employee; or

a serious weakness or deficiency in Oppenheimer's policies, procedures or controls which might enable breaches to occur or go undetected;

you have a responsibility to Oppenheimer, your fellow Oppenheimer employees and yourself to report it to your Manager, that employee's Manager or the Senior Vice President and Corporate Counsel.

Failure to report a known breach of the Code may result in serious consequences. If a problem or irregularity has been referred to you, you must resolve the issue or refer it appropriately using the chain of communication referred to below.

Oppenheimer recognizes that, from time to time, you may be uncertain about an appropriate course of action. In all such cases, immediately seek the advice of your Manager, a more senior officer or the Senior Vice President and Corporate Counsel. Consult a still more senior officer or one of the persons referred to below if you do not receive what you consider to be a reasonable response from any such person.

If you are not satisfied with the resulting response or action, you should contact or write without fear of reprisal to the Chief Executive Officer of Oppenheimer or the Senior Vice President and Corporate Counsel. You will be protected by Oppenheimer from retaliation or reprisal if you, in good faith, report actual, suspected or perceived breaches of the Code, or supplemental codes or guidelines or problems with Oppenheimer policies, procedures or controls.

12. BREACHES OF THE CODE

Breaches of the Code (and supplemental codes or guidelines) or reported problems with Oppenheimer policies, procedures or controls will be dealt with promptly and fairly. Any breach of the Code (and supplemental codes or guidelines) is a serious matter, and can result in action up to and including termination of employment. Oppenheimer may be required to report certain types of breaches to regulatory authorities, in which case the director, officer or employee may be subject to civil or criminal proceedings and penalties.

13. Sources of Assistance

You are expected to know and understand this Code. If you have questions or concerns consult your supervisor or your Manager. If this is not appropriate or if you need further guidance, you may consult any of the following as you believe appropriate:

Ms. Lenore Denys
Director of Human Resources
Oppenheimer & Co. Inc.
300 River Place, Suite 4000
Detroit, MI 48207
Tel: (313) 566-2309
Fax: (313) 259-7853
Email: Lenore.denys@opco.com

Mr. Allen Holeman
Director of Compliance
Oppenheimer & Co. Inc.
125 Broad Street, 16th Floor
New York, NY 10004
Tel: (212) 668-8944
Fax: (212) 668-5896
Email: Allen.Holeman@opco.com

Dennis P. McNamara, Esq.
Senior Vice President and Corporate Counsel,
Oppenheimer & Co. Inc.
125 Broad Street, 16th Floor
New York, NY 10004 U.S.A.
Tel: (212) 668-5771
Fax: (212) 425-8627
E-mail: dennis.mcnamara@opco.com

Eric Shames, Esq.
Office of the General Counsel
Oppenheimer & Co. Inc.
125 Broad Street, 16th Floor
New York, NY 10004 U.S.A.
Tel: (212) 668-8073
Fax: (212) 785-1918
Email: eric.shames@opco.com

Ms. Elaine K. Roberts,
President and Treasurer
Oppenheimer Holdings Inc.
20 Eglinton Avenue West
Suite 1110, P.O. Box 2015
Toronto, Ontario M4R 1K8
Tel: (416) 322-1515
Fax: (416) 322-7007
E-mail: eroberts@opy.ca

Mr. Albert G. Lowenthal
Chairman and CEO
Oppenheimer Holdings Inc. and Oppenheimer & Co. Inc.
125 Broad Street
16th Floor
New York, N.Y. 10004 U.S.A.
Tel: (212) 668-5782
Fax: (212) 943-8728
E-mail: albert.lowenthal@opco.com

Mr. Kenneth W. McArthur
Lead Director
Oppenheimer Holdings Inc.
93 Riverwood Parkway
Toronto, Ontario M8Y 4E4
Tel: (416) 233-0218
Fax: (416) 233-7870

or

Gulf Harbor Golf and Country Club
14335 Harbor Links Ct., Unit 20B
Fort Meyers Florida 33908 USA
Tel: (239) 481-0249
Fax: (239) 481-0249

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